AM
11-3-2003



03051943

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 17550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2002 (MM/DD/YY) AND ENDING July 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gary Goldberg & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Montebello Road
(No. and Street)

Suffern (City) New York (State) 10901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary M. Goldberg (845) 368-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 04 2003



THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lazar Sanders, LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 127, Jericho, New York 11753-2702
(Address) (City) (State) (Zip Code)

10-006482-C AUD07
Gary Goldberg & Company, Inc.
Gary M. Goldberg
75 Montebello Road
Suffern, New York 10901

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary M. Goldberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gary Goldberg & Company, Inc., as of July 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARY GOLDBERG & COMPANY, INC.
FOR THE YEAR ENDED JULY 31, 2003

CONTENTS


SEC MAIL PROCESSING
RECEIVED
OCT 2 9 2003
WASH. D.C. 188 SECTION

GARY GOLDBERG & COMPANY, INC.
75 MONTEBELLO ROAD
SUFFERN, NEW YORK 10901

OFFICER'S STATEMENT CONCERNING FOCUS REPORT,
RULE 17a-5, SECURITIES AND EXCHANGE COMMISSION

October 24, 2003

The attached financial statements and supporting schedules are true and correct according to my best knowledge and belief.

Neither the corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Gary M. Goldberg

DEBORAH ANN BRUSH
Notary Public, State of New York
No. 4836292
Qualified in Orange County
Commission Expires February 28, 2006

Subscribed and sworn to

before me this 24th day

of October 2003.

Lazar Sanders, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

100 JERICHO QUADRANGLE · SUITE 127 · JERICHO, NY 11753-2702
TEL (516) 938-5219 · FAX (516) 938-0491
EMAIL LS@LAZARSANDERS.COM · WWW.LAZARSANDERS.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying Statement of Financial Condition of Gary Goldberg & Company, Inc. as of July 31, 2003, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully described in Note 7 to the financial statements, the Company has excluded the effects of consolidation of its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc. and Gary Goldberg Advisory Services, Inc. Generally accepted accounting principles require that the wholly-owned subsidiaries be presented on a consolidated basis with that of the parent company. The effects of that departure from generally accepted accounting principles on the accompanying financial statements are not reasonably determinable.

In our opinion, except for the effects of not consolidating its subsidiaries, as discussed in the preceding paragraph and except as noted in Note 2c, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Gary Goldberg & Company, Inc. as of July 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Sanders, LLP

LAZAR SANDERS, LLP

Jericho, New York
October 24, 2003

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2003

A S S E T S

Assets:		
Cash	$ 139,403	
Commissions receivable (Note 3)	134,051	
Prepaid expenses	40,073	
Marketable securities, net of margin balance of $28,853 (Note 4)	17,494	
Deposits with clearing organization (Note 5)	50,000	
Investments (Note 6)	57,614	
Property and equipment, at cost, less accumulated depreciation of $861,476 (Note 2a)	173,238	
Due from affiliates and related parties (Note 8)	683,044	
Due from officers (Note 9)	86,782	
Other assets	2,871	
Total Assets		$1,384,570

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 254,052	
Debentures payable (Note 11)	870,000	
Convertible debentures payable (Note 11)	36,600	
Bonds payable (Note 11)	6,000	
Total Liabilities		$1,166,652
Commitments:		
Contingencies:		
Stockholders' Equity:		
Preferred stock, 12½% cumulative convertible preferred stock, $100 par value per share, authorized 10,000 shares, issued 252 shares and outstanding 192 shares (Note 12)	$ 19,200	
Common stock, class A - voting, $.01 par value per share, authorized 1,000,000 shares, issued 420,250 shares and outstanding 408,900 shares	4,089	
Additional paid-in capital	2,232,264	
Deficit	(2,026,330)	
Treasury stock, 4,350 shares of common stock - class A, at cost in 1978; 60 shares of 12½% cumulative convertible preferred stock, at cost in 1978; and 7,000 shares of common stock - class A, at cost in 1979	(11,305)	
Total Stockholders' Equity		217,918
Total Liabilities and Stockholders' Equity		$1,384,570

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JULY 31, 2003

Revenues:		
Commissions	$ 216,570	
Insurance	1,922,132	
Trading	364,284	
Interest and dividends	329	
Total Revenues		$ 2,503,315
Expenses:		
Brokerage and trading (Schedule 1)	$ 270,750	
Occupancy and equipment rental (Schedule 2)	102,204	
Administrative (Schedule 3)	607,108	
Employee compensation and benefits (Schedule 4)	1,118,374	
Advertising and marketing (Note 2d)	169,553	
Interest	83,242	
Total Expenses		2,351,231
Income From Operations		$ 152,084
Other Income (Loss)		(33,177)
Income Before Income Taxes		$ 118,907
Income Taxes (Note 2c)		64,566
Net Income		$ 54,341
Dividends Paid		(3,123)
Deficit - August 1, 2002		(2,077,548)
Deficit - July 31, 2003		$(2,026,330)

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2003

	Capital Stock		Additional Paid In		Treasury	
	Preferred	Common	Capital	Deficit	Stock	Other
Balances at August 1, 2002	$ 19,200	$ 4,089	$2,232,264	$(2,077,548)	$(11,305)	$ -
Net Income	-	-	-	54,341	-	-
Additional contributed capital	-	-	-	-	-	-
Dividends paid	-	-	-	(3,123)	-	-
Balances at July 31, 2003	$ 19,200	$ 4,089	$2,232,264	$(2,026,330)	$(11,305)	$ -

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED JULY 31, 2003

Subordinated Borrowings at August 1, 2002	$ 906,600
Issuance (redemption) of subordinated notes	-
Subordinated Borrowings at July 31, 2003	$ 906,600

The accompanying notes are an integral part of these financial statements.

GARY GOLDBERG & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2003

Reconciliation of Net Income to Net Cash Provided by Operating Activities: (Note 2f)		
Net Income	$ 54,341	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	36,567	
Increase in commissions receivable	(42,889)	
Increase in prepaid expenses	(29,226)	
Decrease in deferred tax assets	122,104	
Increase in other assets	(1,871)	
Decrease in accounts payable and accrued expenses	(78,068)	
Net Cash Provided by Operating Activities		$ 60,958
Cash Flows from Investing Activities:		
Net increase in securities owned	$ (18,006)	
Decrease in deposits with clearing organization	250,000	
Net decrease in investments	9,283	
Acquisition of property and equipment	(4,590)	
Net Cash Provided by Investing Activities		236,687
Cash Flows from Financing Activities:		
Increase in margin balance	$ 3,121	
Increase in due from related parties	(210,597)	
Increase in due from officers	(42,874)	
Decrease in notes payable	(1,765)	
Dividends paid	(3,123)	
Net Cash Used by Financing Activities		(255,238)
Net Increase in Cash		$ 42,407
Cash - August 1, 2002		96,996
Cash - July 31, 2003		$ 139,403
Supplemental Disclosures of Cash Flow Information:		
Interest paid		$ 83,291
Income taxes paid		$ 6,961

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION:

The Company was incorporated under the laws of the State of Delaware in December 1972 under the name Goldberg, Diamant & Polen, Inc. In August 1973, the name was changed to Goldberg, Polen & Company, Inc. In June 1979 the name was changed to Gary Goldberg & Company, Inc.

The Company was organized to provide financial planning services and act as a securities broker/dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Those policies which are considered particularly significant are as follows:

a) Property and Equipment:

Property and equipment are capitalized at cost. Significant improvements are capitalized; maintenance and repairs are charged to income. When equipment is retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation is credited or charged to income.

Depreciation of property and equipment is computed on a straight line basis, according to generally accepted accounting principles, over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the life of the lease.

Property and equipment consists of the following:

Class of Assets	Depreciable Cost	Estimated Useful Life
Telephone equipment	$ 72,937	5 Years
Furniture and fixtures	490,554	5-7 Years
Automobiles	144,613	5 Years
Leasehold improvements	159,259	10-20 Years
Office equipment	167,351	5-7 Years
Total	$ 1,034,714	

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

b) Revenue Recognition:

The Company records its own securities transactions on a settlement date basis. Commission income received from the clearing organization is recorded on a trade date basis. Commission income is primarily derived from its marketing of investment company shares, insurance investments and annuity investments.

c) Income Taxes:

The Company filed consolidated federal and state income tax returns with its wholly-owned subsidiaries, Gary Goldberg Planning Services, Inc and Gary Goldberg Advisory Services, Inc. The Company had a tax provision of $64,566 related to its current year income. The Company utilized its estimated deferred tax assets of $122,104 against the consolidated group's tax liability of approximately $191,440.

d) Advertising:

The Company expenses advertising and promotion costs as they are incurred. Advertising expenses for the year ended July 31, 2003 were $169,553.

e) Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f) Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

g) Concentrations of Credit Risk:

As of July 31, 2003, the Company had a concentration of credit risk of $41,369 on bank deposits in excess of the Federally insured amount of $100,000.

As of July 31, 2003, the Company is not aware of any significant concentration of business transacted with a particular customer, supplier or lender that could, if suddenly eliminated, severely impact its operations. It also does not have a concentration of available sources of supply materials, labor, services, licenses or other rights that could, if suddenly eliminated, severely impact its operations.

NOTE 3. COMMISSIONS RECEIVABLE:

The Company had receivables of $134,051 due from the clearing house and from investment funds for commissions it earned on customers' transactions.

NOTE 4. MARKETABLE SECURITIES:

Marketable equity securities of $46,347 are valued at market value. Upon the sale of a security, the realized gain or loss is included in income based on the difference between the sales price and the cost. Unrealized gains and losses in marketable securities held for trade are included in income. Unrealized gains and losses in marketable securities not held for trade are recorded as other comprehensive income or loss in stockholders' equity.

The Company had a margin balance of $28,853 as of July 31, 2003 against its portfolio of securities.

NOTE 5. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a security balance of $50,000 with the clearing house. This is pursuant to requirements set forth by the clearing house.

NOTE 5. DEPOSITS WITH CLEARING ORGANIZATION (Continued):

The Company clears all its security transactions on a fully disclosed basis through a clearing house, which is an exchange member organization. The agreement between the Company and the member organization provides, in part, for the Company to guarantee the member organization against any loss or liability resulting from a customer's failure to make payments for securities purchased or to deliver securities sold. No significant loss or liability has resulted from this guarantee. The agreement can be terminated at any time by either party after giving 30 days written notice.

NOTE 6. INVESTMENTS:

Represents investments in:

Gold coins - at market value	$ 1,450
Gary Goldberg Planning Services, Inc. (Note 7)	16,285
Gary Goldberg Advisory Services, Inc. (Note 7)	1,000
Gary Goldberg Insurance Services (Note 7)	1,575
Officer's life insurance - cash value	37,304
	$57,614

NOTE 7. INVESTMENTS IN UNCONSOLIDATED RELATED COMPANIES:

Gary Goldberg Planning Services, Inc. is a wholly-owned consolidated (for income tax purposes) subsidiary of Gary Goldberg & Company, Inc., acquired at a cost of $500. (See Note 6)

Gary Goldberg Advisory Services, Inc. is a wholly-owned consolidated (for income tax purposes) subsidiary of Gary Goldberg & Company, Inc., acquired at a cost of $1,000. (See Note 6)

Gary Goldberg Insurance Services is a partnership in which Gary Goldberg & Company, Inc. is a 50% general partner. (See Note 6)

NOTE 8. DUE FROM AFFILIATES AND RELATED PARTIES:

This represents balances due for allocated income tax benefits (note 2c) and operating expenses from the following entities. These are payable on demand:

Entity	Type	Amount
Gary Goldberg Planning Services, Inc.	Affiliate	$471,483
Gary Goldberg Advisory Services, Inc.	Affiliate	40,529
Montebello Park	Related Party	171,032
		$683,044

NOTE 9. DUE FROM OFFICERS:

The Company advanced $86,782 to Gary M. Goldberg which is to be repaid on demand.

NOTE 10. PENSION AND PROFIT SHARING:

As of January 1, 1988, the Company established a contributory cash or deferred arrangements (CODA) plan which is qualified under Section 401(k) of the Internal Revenue Code. All full time employees who have been employed continuously for at least one year are eligible for participation in the plan.

The Company's contribution for the plan year ended December 31, 2002 was $16,721.

NOTE 11. DEBENTURES, CONVERTIBLE DEBENTURES AND BONDS PAYABLE:

These consist of the following:

	Face Amount	Maturity Date	Annual Interest Rate
Debentures:	$200,000	10/31/2003	Equivalent to brokerage account earnings
	570,000	4/30/2005	10%
	100,000	3/31/2004	10%
	$870,000		

	Face Amount	Maturity Date	Annual Interest Rate
Convertible debentures	$ 36,600	8/1/2004	10%
Bonds	$ 6,000	8/1/2004	10%

NOTE 11. DEBENTURES, CONVERTIBLE DEBENTURES AND BONDS PAYABLE (Continued):

The convertible debentures can be converted to common shares of stock at any time.

NOTE 12. PREFERRED STOCK:

Each share of preferred stock is convertible into 50 shares of class A - voting common stock, at any time at the option of the holder. The shares of preferred stock have a liquidation preference of $100 per share.

NOTE 13. COMMITMENTS:

(a) The Company leases office space from Gary M. Goldberg D/B/A Montebello Park in Suffern, New York. This lease terminates as of October 31, 2007.

Future minimum rental payments required under the Suffern lease are as follows:

August 1, 2003 - July 31, 2004	$ 72,000
August 1, 2004 - July 31, 2005	72,000
August 1, 2005 - July 31, 2006	72,000
August 1, 2006 - July 31, 2007	72,000
August 1, 2007 - October 31, 2007	24,000
	$312,000

(b) The Company leases office space in White Plains, New York on a month to month basis. The current monthly rent is $1,283.

(c) The Company has commitments on various equipment leases. The future minimum lease payments required are as follows:

August 1, 2003 - July 31, 2004	$ 23,195
August 1, 2004 - July 31, 2005	21,973
August 1, 2005 - July 31, 2006	18,194
August 1, 2006 - July 31, 2007	17,850
August 1, 2007 - July 31, 2008	17,850
	$ 99,062

NOTE 14. RELATED PARTY TRANSACTIONS:

The president of the Company, Gary M. Goldberg has issued full recourse zero coupon participating notes to Montebello Park Investors with an original aggregate issuance price of $3,400,000. On May 5, 1998, all original note holders were repaid. Amended notes totaling $2,635,634, due December 31, 2000, remained outstanding as of July 31, 2003. Gary M. Goldberg is the maker of the notes and in the event of default, will be personally liable for all amounts due under the notes.

NOTE 15. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At July 31, 2003, the Company had net capital of $119,786 (net capital includes debentures of $870,000 and convertible debentures of $36,600, which was $102,449 in excess of its minimum required net capital of $17,337. The Company's net capital ratio was 2.17 to 1 in the year ended July 31, 2003.

Lazar Sanders, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

100 JERICHO QUADRANGLE · SUITE 127 · JERICHO, NY 11753-2702
TEL (516) 938-5219 · FAX (516) 938-0491
EMAIL LS@LAZARSANDERS.COM · WWW.LAZARSANDERS.COM

Member:

American Institute of Certified Public Accountants

New York State Society of Certified Public Accountants

New Jersey Society of Certified Public Accountants

Personal Financial Planning and Tax Section

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying financial statements of Gary Goldberg & Company, Inc. as of and for the year ended July 31, 2003 and have issued our report thereon dated October 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in accompanying Schedules 1, 2, 3 and 4 is presented only for supplementary analysis purposes. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lazar Sanders, LLP

LAZAR SANDERS, LLP

Jericho, New York
October 24, 2003

GARY GOLDBERG & COMPANY, INC.
SCHEDULE OF EXPENSES
YEAR ENDED JULY 31, 2003
(See Independent Auditor's Report on Supplemental Information)

Brokerage and Trading - Schedule 1:

Clearing costs	$ 146,484
Information and quotes	66,962
Regulatory fees	28,510
Commissions	28,794
	$ 270,750

Occupancy and Equipment Rental - Schedule 2:

Rent	$ 86,460
Copier leasing	12,197
Equipment rental	3,547
	$ 102,204

Administrative - Schedule 3:

Legal fees (net of adjustments)	$ (89)
Insurance	41,010
Telephone	62,321
Accounting and audit	100,654
Consultants	96,389
Depreciation	36,567
Travel and entertainment	45,910
Auto expense	57,515
Delivery and postage	21,156
Repairs and maintenance	20,962
Dues and subscriptions	8,410
Computer supplies and maintenance	12,926
Office expense	83,368
Seminars and education	14,709
Contributions	5,300
	$ 607,108

Employee Compensation and Benefits - Schedule 4:

Officers salaries and commissions	$ 451,204
Office salaries	446,249
Payroll taxes	62,659
Commissions	101,808
Employee welfare	41,505
Pension plan	14,949
	$1,118,374

The accompanying notes are an integral part of these financial statements.

Lazar Sanders, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

100 JERICHO QUADRANGLE · SUITE 127 · JERICHO, NY 11753-2702
TEL (516) 938-5219 · FAX (516) 938-0491
EMAIL LS@LAZARSANDERS.COM · WWW.LAZARSANDERS.COM

Member:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
New Jersey Society of Certified Public Accountants
Personal Financial Planning and Tax Section

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York 10901

We have audited the accompanying financial statements of Gary Goldberg & Company, Inc. as of and for the year ended July 31, 2003 and have issued our report thereon dated October 24, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



LAZAR SANDERS, LLP

Jericho, New York
October 24, 2003

GARY GOLDBERG & COMPANY, INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
JULY 31, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of Focus Form X-17A-5.

SCHEDULE I

GARY GOLDBERG & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2003

NET CAPITAL:		
Stockholders' Equity	$ 217,918	
Add: Debentures payable	870,000	
Convertible debentures payable	36,600	$1,124,518
Deductions And/Or Charges:		
Non-Allowable Assets:		
Petty cash	$ 200	
Property and equipment	173,238	
Due from related parties	683,044	
Prepaid expenses	40,073	
Investments	18,860	
Security deposits	1,000	
Due from officers	86,782	1,003,197
Net Capital Before Haircuts on Securities		$ 121,321
Haircuts: on securities positions	$ 1,325	
Haircuts: undue concentration	210	1,535
Net Capital		$ 119,786
AGGREGATE INDEBTEDNESS:		
Total current liabilities		$ 554,052
Total long-term liabilities		612,600
		$1,166,652
Less: Debentures payable		870,000
Convertible debentures payable		36,600
Total Aggregate Indebtedness		$ 260,052
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 17,337
Excess net capital at 1,500 percent		$ 102,449
Excess net capital at 1,000 percent		$ 93,781
Ratio: Aggregate indebtedness to net capital		2.17 to 1

SCHEDULE I (CONTINUED)

GARY GOLDBERG & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of July 31, 2003)

Net Capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 162,239
Net audit adjustments	(42,453)
Net Capital Per Audit	$ 119,786

SCHEDULE II

GARY GOLDBERG & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2003

The Computation for Determination of the Reserve Requirement under exhibit A of Rule 15c3-3 and information relating to the Possession or Control Requirements under rule 15c3-3 are not required since the Company does not maintain customers' accounts nor a position in any securities.

Lazar Sanders, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

100 JERICHO QUADRANGLE · SUITE 127 · JERICHO, NY 11753-2702
TEL (516) 938-5219 · FAX (516) 938-0491
EMAIL LS@LAZARSANDERS.COM · WWW.LAZARSANDERS.COM

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Gary Goldberg & Company, Inc.
75 Montebello Road
Suffern, New York

In planning and performing our audit of the financial statements of Gary Goldberg & Company, Inc. for the year ended July 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the unconsolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Gary Goldberg & Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e), and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003, to meet the Commission's objectives.

Lazar Sanders LLP

LAZAR SANDERS, LLP

Jericho, New York
October 24, 2003